[Letterhead of Sutherland Asbill & Brennan LLP]

March 22, 2013

VIA EDGAR

Vincent J. Di Stefano, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Capital Ltd.
Preliminary Proxy Materials on Schedule 14A filed March 4, 2013
File No. 814-00754

Dear Mr. Di Stefano:

On behalf of Solar Capital Ltd. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company with respect to the Company’s preliminary proxy materials on Schedule 14A (File No. 814-00754), filed with the Commission on March 4, 2013 (the “Proxy Materials”). The Staff’s comments are set forth below and are followed by the Company’s responses. In addition, accompanying this correspondence are proposed revisions to the disclosure contained in the Proxy Materials reflecting the Staff’s comments.

1.	Under the heading “Information Regarding This Soliciation,” we note that the Company has included information regarding the fees to be paid to a third-party proxy solicitation firm in connection with soliciting proxies for the Company’s upcoming annual stockholders’ meeting. Please revise the disclosure in this section to include all of the costs the Company expects to incur in connection with such proxy solicitations.

The Company respectfully refers the Staff to the disclosure requirements set forth under Item 4(a)(3) of Schedule 14A, which only requires disclosure with respect to the

Vincent J. Di Stefano, Esq.

March 22, 2013

costs or anticipated costs of any specially engaged employees or paid solicitors to be used in connection with the solicitation of proxies. As the Company has no “specially engaged employees” whose efforts are focused primarily on soliciting proxies, the Company believes that its disclosure regarding the fees it expects to pay to a third-party proxy solicitor satisfies the disclosure requirements under Item 4(a)(3) of Schedule 14A.

2.	In the first sentence under the heading “Key Stockholder Considerations” under Proposal II, please remove the word “potentially” when referencing the dilutive effect of selling shares of common stock below net asset value.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Richard Peteka / Solar Capital Ltd.
John Mahon / Sutherland Asbill & Brennan LLP